

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust II, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Trust II, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 8, 2010**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   We note that you may invest in real estate-related assets, such as real estate debt, securities, bridge loans and mezzanine loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from

registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   We note your disclosure on page 130 that states that, upon submission of a request for redemption, the stockholder will be contractually bound to redeem the shares. We further note that there is not a minimum holding period and that you will limit shares redeemed during any calendar quarter to 10% of your NAV as of the last day of the previous calendar quarter, or approximately 25% of your NAV in any 12 month period. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. We note the following:

- Wrap accounts;

- Legacy issues;

- Legacy assets; and

- Main Street, USA.

Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

7. We note your disclosure on page 2 that you are offering two classes of shares of your common stock. Please revise your cover page as well as your disclosure throughout the prospectus, including page 4, to clarify that you are offering two classes of shares. In addition, please revise your disclosure regarding your calculation of NAV to discuss specifically how NAV will differ for each class of shares and whether this difference will result in different amounts of distributions being paid with respect to each class of shares.

8. We note your disclosure that you will be conducting a "reasonable" best efforts offering. Please explain to us in more detail what constitutes a "reasonable" best efforts offering and how it differs from a traditional best efforts offering.

9. We note that the per share price for shares purchased under the distribution reinvestment plan will be equal to NAV per share for investors who have purchased institutional shares and $9.50 for investors who have purchased retail shares. Please explain how you determined that the per share purchase price under the distribution reinvestment plan will be $9.50 for investors who have purchased retail shares.

10. We note that throughout the prospectus you discuss your target leverage level of not more than 50% loan-to-value. Please revise this disclosure throughout to also indicate that your organizational documents allow you to leverage up to 75% of the cost of your investment assets.

Cover Page of Prospectus

11. We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

12. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501, and consider combining duplicative risk factors.

13. We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

14.   Refer to the sixth bullet point of your summary risk factors. Please revise this risk factor to make clear that you could leverage up to 75% of the cost of your investment assets.

15.   Refer to the tenth bullet point of your summary risk factors and the statement that "[a]lthough our distribution policy is not to use the proceeds of this offering to make distributions . . . ." This appears to be mitigating language and is not appropriate for inclusion in your risk factors. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Table of Contents, page v

16.   Please remove the Part II reference from your table of contents since it is not contained in your prospectus.

Prospectus Summary, page 1

17.   Your summary provides detailed information that is more appropriate for the body of the prospectus. Please limit this section to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

18.   We note your statement on page 6 that American Realty Capital II, LLC is your sponsor. Please revise to identify those natural persons who would be considered your promoters in this section. Please refer to Item 11(d) of Form S-11.

19.   We note that you are registering $1,499,999,995 in the aggregate of retail shares of common stock and institutional shares of common stock. We further note your disclosure at the bottom of page 4 that you may not sell all the shares that you are offering. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

20.   Refer to the organization chart on page 9. Please note that the organizational chart is difficult to read due to its small font. Please enlarge the chart to make it more legible. Please also revise the organizational chart to include the ownership percentage of each entity. Note that this comment also applies to the organizational chart on page 77.

What is the purchase price for shares of our common stock?, page 5

21.   We note that you will disclose the NAV per share for each business day in a pricing supplement filed after the close of business on that day and that investors who submit purchase orders prior to 4:00 pm will receive shares based on the NAV of that day. Please revise to make clear that investors will, therefore, be unaware of the NAV per share upon submitting a purchase order and include risk factor disclosure as applicable.

22.   Refer to the comment above. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the retail shares offering and $9.00 for the institutional shares offering.

Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?, page 8

23.   We note your disclosure at the end of this Q&A that your board of directors may determine that the redemption requests place an undue burden on your liquidity or cause other adverse effects and therefore, they may suspend or modify the plan. Please revise to clarify, if true, that the board of directors may suspend, modify or terminate the plan for any reason.

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 10

24.   We note your disclosure that as of September 30, 2010, the advisor has paid no organizational and offering expenses on your behalf. We further note your disclosure on page 93 that indicates that you have deferred offering costs of $46,072 as of September 20, 2010. Please revise to reconcile this disclosure or advise. Please note that this comment also applies to your management compensation table on pages 64–68.

25.   Refer to the "Acquisition Expenses" row of your management compensation table. Please revise the table to include a separate line item for reimbursement to your advisor for amounts it pays to third parties in connection investment-related expenses. Please note that this comment also applies to your management compensation table on pages 64–68.

Are there any risks involved in buying our shares? , page 18

26.   Please revise to clarify, if true, that the substantial fees payable to your advisor and its affiliates may be more than what you would pay to a third party and highlight that these fees are not tied to performance.

Risk Factors, page 20

27.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "We may be unable to pay or maintain cash distributions . . . ," page 22;

- "It may be difficult to accurately reflect material events that may impact our daily NAV . . . ," page 23;

- "The NAV per share that we public may not necessarily reflect changes in our

> NAV . . . ," page 30;

- "Rising expenses could reduce cash flow and funds available for future acquisitions," page 32;

- "CC&Rs may restrict our ability to operate a property," page 33;

- "Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted . . . ," page 34;

- "Net leases may not result in fair market lease rates over time," page 35;

- "Retail conditions may adversely affect our income," page 36; and

- "Distributions that we make to our stockholders generally will be taxable as ordinary income," page 42.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

Estimated Use of Proceeds, page 46

28. Please revise your filing to clarify that the 1,500,000,000 in the first paragraph is a dollar amount.

29. We note that you have a particular focus on free-standing, single-tenant retail properties, but that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

30. Your disclosure that 87% of the proceeds will be available for the purchase of real estate in the second scenario does not appear to be consistent with the percentage disclosed in your chart on page 46. Please revise or advise.

31. Please provide details of how you calculated the acquisition expenses for the maximum offering with 50% leverage and 75% leverage disclosed in footnote (8).

Market Overview, page 48

Acquisition Environment, page 48

32.   We note your statement on page 49 that "there currently is approximately $3.5 trillion of commercial real estate debt . . ." in the U.S. Please provide the basis for such statement as well as any supporting materials clearly marked.

Investment Considerations, page 49

33.   Please refer to the bullet points entitled, "Investment-Grade Tenants" and "Net Leases." The disclosure under these bullet points states that "the risk-adjusted returns on [y]our portfolio are superior," and that the "net leases with [y]our tenants allow [you] to pass through all operating and capital expense items . . . ." Please revise to clarify that you have not generated any returns and you do not presently have a portfolio of properties.

Management, page 51

34.   Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

The Advisor, page 59

35.   We note your statement on page 60 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. Please revise to clarify what you mean by "without penalty" and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

Management Compensation, page 64

36.   The acquisition fees for the maximum offering with 50% leverage and 75% leverage in your management compensation table is not consistent with the amounts you have disclosed in footnote (7) on page 47. Please revise or advise. Further, please provide details of how you calculated these two amounts.

37.   Please revise your filing to disclose the acquisition expenses for your minimum offering and maximum offering assuming 50% leverage and 75% leverage within your management compensation table. Please note that this comment also applies to your management compensation table on pages 10–14.

38.   We note the platform fee to be paid by the holders of the institutional shares. Please revise to (i) describe the services provided in exchange for this fee, (ii) clarify, if true, that holders of retail shares will not be obligated to pay this fee and (iii) explain what you mean by "derived from distributions." In addition, please clarify whether all shares purchased under the distribution reinvestment plan will pay the platform fee.

39.   We note your disclosure that you will reimburse your advisor for personnel costs, including your disclosure on page 59 relating to base salary, bonuses and related benefits. Please revise to clarify, if true, that these amounts would include base salary, bonuses and related benefits. Please tell us what consideration you gave to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2) that requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

40.   We note that you will not provide reimbursements for personnel cost for services where an acquisition fee or real estate commission is paid. Please revise to clarify if you will provide reimbursements for personnel cost for services where the other operational stage fees are paid. If so, please discuss the purpose of reimbursing for salaries when you are already paying fees to your advisor under the advisory agreement for such services.

Conflicts of Interest, page 72

41.   Please disclose any affiliated program that is in direct competition with you for investors or investments.

Other Activities of American Realty Capital Advisors II, LLC and Its Affiliates, page 73

42.   Please disclose an example of what would constitute "substantial justification" in the last paragraph under this heading.

Receipt of Fees and Other Compensation by American Realty Capital Advisors II, LLC and Its Affiliates, page 74

43.   Please revise to clearly state that acquisition fees are based on the purchase price of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

44.   Please revise to explicitly address the benefits your advisor would receive in pursuing listing over liquidation, such as the subordinated incentive listing fee.

Investment Strategy, Objectives and Policies, page 78

Primary Investment Focus, page 78

45.   Please expand your disclosure to discuss in more detail the "attractive locations" in which you intend to seek properties.

Investment Limitations, page 84

46.   Please revise to clarify what would constitute a justification to exceed your target 50% leverage.

Financing Strategies and Policies, page 85

47.   Please describe the process the independent directors will undertake to determine that borrowing from your advisor or affiliates is "fair, competitive and commercially reasonable and no less favorable to [you] than comparable loans between unaffiliated parties."

Valuation Policies, page 90

48.   When determined, please disclose the name of your independent valuation expert. Also, please tell us what consideration you have given to identifying the independent valuation expert as an expert and filing its consent as an exhibit to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 94

49.   Please revise to expand your explanation as to why you believe that modified FFO or MFFO is an appropriate measurement by which to assess your operating performance. Also, please discuss each adjustment made from NAREIT FFO to arrive at MFFO.

Prior Investment Programs, page 97

50.   Please revise to provide a discussion of adverse business developments experienced by the prior programs disclosed or advise. Refer to Item 8.A.2 of Industry Guide 5.

51.   Please provide the disclosure requested by Item 8.A.3 and Item 8.A.4 of Industry Guide 5 or advise.

52.   We note your statement on page 99 that no money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. Please tell us whether American Realty Capital, LLC ever raised capital from passive investors.

Material U.S. Federal Income Tax Considerations, page 101

53.   We note your statement that Proskauer Rose LLP has acted as your tax counsel and will be rendering an opinion. Please revise your disclosure prior to effectiveness to disclose that counsel has rendered a tax opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT.

Description of Securities, page 120

54.   We note your statement on page 120 that the summary is qualified in its entirety by your charter and by-laws and your statement on page 138 that the summary is qualified by the operating partnership agreement. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by

information outside of the prospectus. Please revise appropriately and clarify that your prospectus includes all the material information.

55.   Your disclosure that "all common stock issued in the offering will be fully paid and non-assessable" constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.

Share Repurchase Program, page 130

56.   We note your disclosure on page 131 that any material modifications or suspension to your redemption plan will be disclosed as "promptly as practicable." Please revise to provide a timeframe for disclosure.

Plan of Distribution, page 144

57.   We note your table on page 145. For the distribution reinvestment plan, your price to public does not appear to be consistent with disclosure elsewhere in your filing. Please revise or advise.

Appendix A – Prior Performance Tables, page A-1

58.   We note that you refer investors to the "Prior Performance Summary" of the prospectus. We further note, however, that the section of your prospectus that discusses prior performance beginning on page 97 is entitled, "Prior Investment Programs." Please revise so that investors can easily find the cross-reference. Please note that this comment also applies to your Table of Contents.

59.   Please revise to include a discussion of the factors you considered in determining which previous programs had similar investment objectives to you. Refer to Appendix II of Industry Guide 5.

Part II. Information Not Required In Prospectus

Item 32. Sales to Special Parties

60.   Please revise your disclosure regarding the special limited partner interest that American Realty Capital Trust II Special Limited Partner, LLC will receive to briefly discuss the material terms and rights of this special limited partner interest.

61.   We note that certain people may purchase shares in this offering at a discounted price under the program being offered to officers, directors, employees and their families. Please disclose how many shares will be offered at this price and include similar disclosure in your Plan of Distribution section.

Item 33. Recent Sale of Unregistered Securities

62.   Please disclose the issuance of 20,000 shares to American Realty Capital II Special Limited Partner, LLC in this section. Refer to Item 701 of Regulation S-K.

Item 36. Financial Statements and Exhibits

63.   Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900